Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended August
(in thousands, except ratios)	2017 (52 weeks)	2016 (52 weeks)	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)
Earnings:
Income before income taxes	$1,925,489	$1,912,714	$1,802,612	$1,662,714	$1,587,683
Fixed charges	253,751	238,389	236,996	249,513	265,108
Less: Capitalized interest	(1,247)	(909)	(963)	(1,041)	(1,303)

Adjusted earnings	$2,177,993	$2,150,194	$2,038,645	$1,911,186	$1,851,488

Fixed charges:
Gross interest expense	$150,960	$142,981	$146,777	$163,544	$180,085
Amortization of debt expense	8,369	7,980	6,230	6,856	8,239
Interest portion of rent expense	94,422	87,428	83,989	79,113	76,784

Fixed charges	$253,751	$238,389	$236,996	$249,513	$265,108

Ratio of earnings to fixed charges	8.6	9.0	8.6	7.7	7.0